October 25, 2022

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:Harrison, Vickers & Waterman, Inc.

Offering Statement on Form 1-A

File No. 024-12031

Dear Sir or Madam:

On behalf of Harrison, Vickers & Waterman, Inc. (the “Company”), I hereby request acceleration of the effective date and time of Parts I, II and III of the above-referenced offering statement, as amended, (the “Offering”) to 3:00 p.m., Eastern Time, Thursday, October 27,2022, or as soon thereafter as is practicable.

The state of Georgia has approved sales of the Offering in Georgia.

The Registrant hereby authorizes Matheau J. W. Stout, Esq. to orally modify or withdraw this request for acceleration.

In making this request, the Company acknowledges that:

•Should the Commission or the staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;

•The action of the Commission or the staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the Company from its full responsibility from the adequacy and accuracy of the disclosure in the filing; and

•The Company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We request that we be notified of such effectiveness by a telephone call to our counsel, Matheau J. W. Stout.  If you have any questions with respect to this matter, please contact Mr. Stout at (410) 429-7076.

Sincerely,

/s/ Robert W. Tetsch

Robert W. Tetsch

Chief Executive Officer